[Letterhead of The Barbers, Hairstyling for Men & Women, Inc.]




                                December 22, 1998



Securities and Exchange Commission                                     VIA EDGAR
450 5th Street N.W.
Judiciary Plaza
Washington, D.C.  20549

         RE:      THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
                  FORM S-3 REGISTRATION STATEMENT (NO. 333-63609)

Ladies/Gentlemen:

         The Barbers, Hairstyling for Men & Women, Inc. (the "Company") hereby requests, in accordance with Rule 477 of Regulation C promulgated under the Securities and Exchange Act of 1933, as amended, that the Commission permit the Company to withdraw its Registration Statement on Form S-3 filed with the Commission on September 17, 1998 (File No. 333-63609). The Commission has previously granted a "no review" status to this Registration Statement on September 21, 1998.

         Due to current market conditions, the Selling Shareholders identified in the Registration Statement have determined not to proceed with the offer and sale of the shares being registered and have requested the Company to make application to the Commission to withdraw the Registration Statement.

         We appreciate the Staff's prompt attention to this request. If any member of the Staff has any questions concerning this request please contact the undersigned at (612) 331-8500.

                             Very truly yours,

                             THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.



                             By  /s/ J. Brent Hanson
                                 J. Brent Hanson, Chief Financial Officer